Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

April 12, 2016

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Value Line Defensive Strategies Fund, a series of Value Line Funds Investment Trust (811-22965; 333-195856)

(the “Fund” and the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP on March 3, 2016 and further discussions on March 16, 2016 relating to post-effective amendment number 5 to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Registrant which was filed with the Commission on February 8, 2016 (“Registration Statement”).

In response to the staff’s comments, enclosed herewith for filing on behalf of the Registrant pursuant to: (1) the Securities Act and Rule 485(b) thereunder; (2) the 1940 Act; and (3) Rule 101(a) of Regulation S-T, is a post-effective amendment to its Registration Statement (“Amendment”), which includes a prospectus, statement of additional information (“SAI”), Part C, and exhibits.

For the staff’s convenience, its comments are restated below, followed by the response of the Registrant.

Comment 1.

Please supplementally confirm the current period for which the expense limitation agreement is effective is as set forth in the footnote to the fee table.

April 12, 2016

Ms. Valerie Lithotomos

Response 1.

Confirmed. The current period for which the expense limitation agreement is effective is through June 30, 2017, as disclosed in footnote 4 to the fee table in the Prospectus.

Comment 2.

In the prospectus sections captioned “Fund Summary” and “How the Fund is Managed”, when describing the reasons for selling an underlying fund, please modify the language “include, but are not limited to” with other appropriate language.

Response 2.

Accepted. The disclosure has been appropriately modified.

Comment 3.

In the prospectus sections captioned “Fund Summary” and “How the Fund is Managed”, when describing the strategies of the underlying funds and the securities, commodities and other financial instruments in which they may invest, please modify the language “including, but not limited to” with other appropriate language.

Response 3.

Accepted. The disclosure has been appropriately modified.

Comment 4.

In the prospectus sections captioned “Fund Summary” and “How the Fund is Managed”, please include the phrase “junk bonds” where discussing below investment-grade securities.

Response 4.

Accepted. The disclosure has been appropriately modified.

Comment 5.

Please supplementally confirm that the HRFX Index is not affiliated with the Fund’s investment manager or investment adviser.

Response 5.

Confirmed. The HRFX Index is not affiliated with either the Fund’s investment manager or investment adviser. As described in the Amendment accompanying this filing, the Fund uses the Barclays Capital U.S. Aggregate Bond Index as its broad-based securities index. The HFRX Index is used as an additional index.

April 12, 2016

Ms. Valerie Lithotomos

Comment 6.

Please clarify that the “Liquidity and Valuation Risk” factor results from the investments made by the underlying funds.

Response 6.

Accepted. The disclosure has been appropriately modified.

Comment 7.

Please supplementally confirm that the listing of options, futures, swaps, and credit default swaps as the representative different types of derivative contracts in which the underlying funds may invest is appropriate.

Response 7.

Confirmed.

Comment 8.

Since a principal risk includes investing in small- and medium-sized companies, please clarify in “Principal investment strategies of the Fund” that the underlying funds may invest in small- and medium-sized companies and add disclosure indicating the capitalization ranges of such companies.

Response 8.

Accepted. The disclosure has been appropriately modified.

Comment 9.

The Commission staff understands from the Registrant that the Fund will adopt the performance record of its predecessor mutual fund and commence investment operations upon the closing of the transaction at which the Fund acquires the assets of its predecessor. Accordingly, please supplementally confirm that the prospectus included in the Registration Statement will not be used to sell shares of the Fund until the closing of transaction in which the Fund acquires the assets of its predecessor.

April 12, 2016

Ms. Valerie Lithotomos

Response 9.

Confirmed. The prospectus included in the Registration Statement will not be used to sell shares of the Fund until the closing of the transaction in which the Fund acquires the assets of its predecessor.

Comment 10.

Please supplementally confirm that only Class I shares of the predecessor mutual fund are outstanding.

Response 10.

Confirmed. The Registrant has been informed by the predecessor mutual fund that its only shares outstanding are Class I.

Comment 11.

Please supplementally describe the roles of the Fund’s investment adviser and investment manager.

Response 11.

Both EULAV Asset Management, as the Fund’s “Manager”, and Alpha Funds Capital Management LLC, as the Fund’s “Adviser”, have agreements with the Fund that contain 1940 Act Section 15 responsibilities/duties, which agreements have been approved by the Registrant’s board of trustees, including the trustees who are not “interested persons” thereof, in accordance with the requirements of 1940 Act Section 15. The Fund will pay an investment advisory fee to the Adviser and an investment management fee to the Manager as described both in footnote (1) to the Fee Table and in the prospectus section captioned “Who Manages the Fund.” In addition, the prospectus describes in appropriate detail the services to be provided by each of the Adviser and the Manager in the section captioned “Who Manages the Fund.” A more full description of these services is set forth in the SAI under the caption “Investment Advisory, Management and Other Services.” The investment advisory agreement and the investment management agreement, forms of which are included as exhibits to the Registrant’s Registration Statement, set forth all the services required thereby to be provided by the Adviser and the Manager. In particular, please see Section 2 of each of these agreements.

April 12, 2016

Ms. Valerie Lithotomos

Comment 12.

The Commission staff understands from the Registrant that (i) the Fund will adopt the performance record of its predecessor mutual fund, (ii) the predecessor mutual fund’s investment adviser will serve as the Fund’s investment adviser, (iii) the same person who serves as the predecessor mutual fund’s portfolio manager will serve as the Fund’s portfolio manager and (iv) that person has so served since the predecessor fund’s inception. Accordingly, please revise the prospectus disclosure to state the portfolio manager has served as such since inception, disclose the month and year of the predecessor fund’s inception, and disclose the disclosed inception date is that of the predecessor fund.

Response 12.

Accepted. The requested disclosure changes have been made.

Comment 13.

Since the predecessor fund’s portfolio turnover rate is in excess of 100%, please add a risk factor associated with a high portfolio turnover rate.

Response 13.

Accepted. The requested risk factor is included in the prospectus.

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Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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April 12, 2016

Ms. Valerie Lithotomos

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 or myself at (212) 907-1850.

Very truly yours,

By:	/s/ Peter D. Lowenstein
Peter D. Lowenstein, Esq.
Legal Counsel to the Fund

cc: Leonard A. Pierce, Esq.